Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

May 23, 2013

VIA EDGAR & ELECTRONIC MAIL

Peggy Kim Special Counsel Office of Mergers and Acquisition Securities and Exchange Commission Washington, D.C. 20549

Re:

VIVUS, Inc. (“Vivus” or the Company”)

Preliminary Proxy Statement filed by First Manhattan Co. et al .

Filed May 1, 2013

Soliciting Material filed pursuant to rule 14a-12

Filed May 7, 2013
File No. 1-33389

Dear Ms. Kim:

VIA EDGAR AND ELECTRONIC MAIL

On behalf of First Manhattan Co., First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed Management Associates, LLC, First BioMed, L.P., First BioMed Portfolio, L.P. (collectively, "First Manhattan"), Michael James Astrue, Rolf Bass, Jon C. Biro, Samuel F. Colin, Alexander J. Denner, Johannes J.P. Kastelein, Melvin L. Keating, David York Norton, Herman Rosenman (collectively, the "Nominees"), Sarissa Capital Management LP, Sarissa Capital Offshore Master Fund LP and Sarissa Capital Domestic Fund LP (such entities, together with First Manhattan and the Nominees, the "Filing Persons") we are responding to your letter dated May 14, 2013 (the "SEC Comment Letter") in connection with the preliminary proxy statement filed on May 1, 2013 (the "Preliminary Proxy Statement") and the soliciting materials filed pursuant to Rule 14a-12 on May 7, 2013 (the "Soliciting Materials"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Peggy Kim May 24, 2013 Page 2

Concurrently with this letter, First Manhattan is filing a revised Preliminary Proxy Statement on Schedule 14A (the "Revised Proxy Statement") and revised Soliciting Materials pursuant to Rule 14a-12 (the "Revised Soliciting Materials"). The Revised Proxy Statement and Revised Soliciting Materials reflect revisions made to the Preliminary Proxy Statement and Soliciting Materials, respectively, in response to the comments of the Staff. The Revised Proxy Statement also includes revisions reflecting the fact that First Manhattan is adding the two individuals identified as Alternate/Additional Nominees in the Preliminary Proxy Statement and one additional individual as Nominees (each a "New Nominee" and together, the "New Nominees"). Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement or Soliciting Materials, as applicable, while the pages in the responses refer to pages in the Revised Proxy Statement or Revised Soliciting Materials, as applicable.

For your convenience, we are emailing to your attention a copy of this letter, including Exhibit A, which contains all relevant supporting documentation referenced herein, highlighted per your request in the SEC Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement or Revised Soliciting Materials, as applicable.

Preliminary Proxy Statement

Reasons for Our Solicitation, page 6

1.	We note the statement: “The Company has lost approximately two-thirds of its value from the time of FDA approval in July 2012.” Please revise to disclose the basis for the statement of value. If you are referring to a decrease in stock price over time, then disclose the stock price and the dates.

In response to your comment, the Filing Persons have revised the disclosure on page 6 of the Revised Proxy Statement.

2.	We note the statement: “Vivus stock currently trades at a value that we believe is below the value of EU approval alone, before giving consideration to substantial value to be created by a successful US launch.” Please explain how this statement complies with Rule 14a-9, or in the alternative, please delete the cited statement. Please provide us supplementally with any support for this statement and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).

In response to your comment, the Filing Persons have revised the foregoing statement on page 6 of the Revised Proxy Statement.

Peggy Kim May 24, 2013 Page 3

Proposal 1—Election of Directors, page 9

3.	We note that according to Vivus’ proxy statement, there will be nine seats up for election. Please revise accordingly or disclose that shareholders will be disenfranchised with respect to three seats if they return your proxy card.

In response to your comment, the Filing Persons have revised the Preliminary Proxy Statement to indicate that there are nine seats up for election and that First Manhattan will be nominating nine individuals for election to the board of directors of Vivus (the "Board"). Please see pages 1, 9 and 18 of the Revised Proxy Statement.

4.	Please revise the first sentence at the top of page 14 to state whether each nominee and each alternate nominee has consented to being named in the proxy statement and to serve if elected.

In response to your comment, the Filing Persons respectfully note that the Preliminary Proxy Statement included the following disclosure in the third paragraph on page 14: "Each of the Nominees and each of the Alternate/Additional Nominees has agreed to being named as a nominee in this proxy statement and has confirmed his willingness to serve on the Board if elected." As a result, the Filing Persons do not believe any revisions are required in response to this comment.

5.	We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to your comment, the Filing Persons note that the Company's bylaws do not specify any requirements for the nomination of substitute or additional nominees. In the Filing Persons' view, such a substitute or additional nominee would be permitted under Delaware law in the event there is a legitimate need for such substitute or additional nominee, with or without prior identification of such individuals to the Company. For example, in our notice to the Company of our intent to nominate persons for election to the Board and present a proposal at the Annual Meeting, dated March 7, 2013 (the "Notice"), First Manhattan indicated that it retained the right to nominate one or both of the additional nominees identified therein if more than six directors are to be elected at the Annual Meeting and additional persons as chosen by First Manhattan if more than eight directors are to be elected at the Annual Meeting; because nine directors are to be elected at the Annual Meeting, the Filing Persons believe that, pursuant to the Notice, they are permitted to nominate a previously unidentified individual for election to the Board along with

Peggy Kim May 24, 2013 Page 4

the two Alternate/Additional Nominees. In addition, the Filing Persons believe that it is likely a Delaware court would find the Company's expansion of the Board from six to nine directors and filling of the three vacancies after the deadline for receiving stockholder nominations and proposals to be an improper use of the bylaw provisions governing such actions should the Company attempt to assert that a notice delivered by First Manhattan to the Company nominating three additional nominees in response to the Board's expansion was untimely because such an assertion would, among other things, disenfranchise stockholders by not allowing them to exercise their right to elect a full slate of nine directors if they vote on the Filing Persons' proxy card. It is also the Filing Persons' belief that Delaware courts, as a matter of equitable treatment, will permit the Filing Persons to nominate the New Nominees because the Company is permitted to nominate substitute or additional nominees in the event that an initial nominee is unable or unwilling to serve or the size of the Board is increased, as applicable. Therefore, it is the Filing Persons’ belief that the current disclosure is appropriate given the most likely interpretation of Delaware law.

In addition, the Filing Persons confirm that, concurrently with this letter, they are lawfully identifying and providing notice to the Company of their intent to nominate the New Nominees at the Annual Meeting, in which they have complied with the informational requirements set forth in the Company's advance notice bylaw. The Filing Persons also confirm that, as a result of such nominations, the Revised Proxy Statement (1) identifies the New Nominees, (2) discloses whether the New Nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the New Nominees. Should the Filing Persons lawfully identify or nominate substitute nominees in addition to the New Nominees identified in the Revised Proxy Statement, the Filing Persons confirm that they will file a further amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal 4—Repeal of Any Provision of the Bylaws In Effect…, page 17

6.	We note that Vivus has amended its bylaws to expand the size of its board and has appointed directors to fill these additional seats. Please describe the effect of proposal 4 on the expanded board.

In response to your comment, the Filing Persons do not believe that Proposal 4 will have any effect on the expanded Board. In addition, the Filing Persons have included additional disclosure on page 17 of the Revised Proxy Statement to reflect such belief.

Peggy Kim May 24, 2013 Page 5

Solicitation of Proxies, page 20

7.	We note your disclosure that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

In response to your comment, the Filing Persons confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet, must be filed under the cover of Schedule 14A as required by Rule 14a-6(b) and (c).

8.	In your next amendment, please revise to fill in the costs of the solicitation incurred to date.

In response to your comment, the Filing Persons have revised the disclosure on page 20 of the Revised Proxy Statement to provide the cost of the solicitation incurred to date.

9.	We note that the soliciting materials refer to The Abernathy MacGregor Group. Please revise to include the information required by Item 4(b)(3) of Schedule 14A, or advise us.

In response to your comment, the Filing Persons respectfully submit that The Abernathy MacGregor Group is a public relations firm which has not been, and will not be, soliciting security holders of the Company. As a result, the Filing Persons do not believe any revisions are required in response to this comment.

Information Concerning Vivus, page 20

10.	We note that this filing refers to the company’s proxy statement for certain information. We presume that you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to your intent in this regard.

In response to your comment, the Filing Persons have indicated, at page 20 of the Revised Proxy Statement, an undertaking to distribute to the stockholders a supplement containing the required information if the Company does not distribute its proxy materials to the Company's stockholders at least ten days prior to the Annual Meeting and if any required information is omitted from the Company's definitive materials when filed (or if such materials are not filed).  If the Company does so distribute a proxy statement, the Filing Persons will file a supplement to its proxy statement with the Commission referring stockholders to such proxy statement.

Peggy Kim May 24, 2013 Page 6

11.	We note the disclaimer in the last sentence: “…we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements….” We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Please revise to remove this disclaimer.

In response to your comment, the Filing Persons confirm that they are responsible for the accuracy of disclosures made in their soliciting materials and have revised the disclaimer on page 20 of the Revised Proxy Statement to indicate only that the Filing Persons are not responsible for the accuracy of public documents and records of third parties.

Form of Proxy

12.	We note that at the end of the proxy card you state that the solicitation is not being made on behalf of the company. Please revise to state in bold type at the beginning of the proxy card that the solicitation is not being made on behalf of Vivus’ board of directors. Refer to Rule 14a-4(a)(1).

In response to your comment, the Filing Persons have revised the foregoing statement in the proxy card to state in bold type at the beginning of the proxy card that the solicitation is not being made on behalf of the Board.

Soliciting Material filed on May 7, 2013

Vivus—Why Change Is Needed Now

General

13.	We note the following statements about Vivus:

•	With Qsymia, 48% of patients lose 10% or more of their weight and no other weight loss agents have efficacy profiles where greater than 25% of patients lose 10% or more of their weight (page 5);

•	“The equity compensation is nearly five times that of Orexigen Directors who receive 100% options” (page 15); and

•	“We estimate Vivus spent $65 million on Stendra development and has at least $25 million in post-approval clinical trials and other commitments” (page 25).

Please provide supplementally to us your support for these statements relating to Vivus. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

Peggy Kim May 24, 2013 Page 7

•	In response to your comment in bullet point one above, the Filing Persons are hereby providing you with the following supplemental information: According to the FDA Briefing Document for Qnexa (currently Qsymia), 47.5% of patients lose 10% or more of their weight when taking Qsymia. In contrast, 25.2% of patients lose 10% or more of their weight when taking Acomplia (previously Zimulti), 22.43% of patients lose 10% or more of their weight when taking Belviq (previously Lorqess), and 24.6% of patients lose 10% or more of their weight when taking Contrave. In addition, the Filing Persons have revised the statement that "no other weight loss agents…have efficacy profiles where greater than 25% of patients lose 10% or more of their weight" on page 5 of the Revised Soliciting Materials. Copies of the supporting documentation containing the data cited above are attached hereto in Exhibit A.

•	In response to your comment in bullet point two above, the Filing Persons are hereby providing you with the following supplemental information: According to Orexigen's proxy statement on Schedule 14A, filed with the SEC on April 23, 2013, Orexigen awarded nine of its eleven non-employee directors options valued at $75,597 or less for fiscal year 2012. In contrast, according to the Company's preliminary proxy statement on Schedule 14A, filed with the SEC on May 13, 2013, the Company awarded all of its non-employee directors $128,700 or more of restricted stock and $211,488 in options (except for Ernest Mario, Ph.D., who was not eligible to receive the stock option grant), a total value of $340,188 for the fiscal year 2012. $340,188 is a value 4.5x greater than the value of the options awarded to virtually all of Orexigen's non-employee directors. Copies of the supporting documentation identifying the value of the awards cited above are attached hereto in Exhibit A.

•	In response to your comment regarding the $65 million spent on Stendra development in bullet point three above, the Filing Persons are hereby providing you with the following supplemental information: According to the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2012 (the "2012 10-K"), the Company spent $8,601,000 in 2012, $9,467,000 in 2011 and $16,968,000 in 2010 on research and development ("R&D") for Stendra. Based on the disclosure in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2010 that R&D spending on Stendra (aka avanafil) decreased by $3.4 million from 2009 to 2010, the Filing Persons calculated that such spending in 2009 was approximately $20,368,000. According to the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2009 (the "2009 10-K"), the Company spent $10,700,000 less on R&D for Stendra in 2008 than in 2009, therefore spending $9,668,000 on R&D for Stendra in 2008. The Company also disclosed in the 2009 10-K that it spent approximately $8,900,000 less on R&D for Stendra in 2007 than it did in 2008, therefore spending $768,000 on R&D for Stendra in 2007. 2007 is the first year for which R&D spending on Stendra was disclosed by the Company. The sum of R&D spending on Stendra for each of the years, as stated herein, is $65,840,000. Copies of the supporting documentation identifying the data cited above are attached hereto in Exhibit A.

Peggy Kim May 24, 2013 Page 8

•	In response to your comment regarding the $25 million spent on post-approval clinical trials and other commitments in bullet point three above, the Filing Persons are hereby providing you with the following supplemental information: According to the 2012 10-K, the Company spent $7.4 million on inventory purchases from Mitsubishi Tanabe Pharma Corporation ("MTPC"), which licenses Stendra to the Company, and has $9.5 million in remaining commitments to MTPC. In addition, the Filing Persons estimated that the Company spent $10 million on post-approval studies in connection with Stendra based on their familiarity with the cost of such studies. The sum of these amounts equals $26.9 million, or "at least $25 million." Copies of the supporting documentation identifying the data cited above are attached hereto in Exhibit A.

Forward-Looking Statements, page 2

14.	We refer to page 2 of the presentation materials in which you disclose that the information and data “is not guaranteed to be accurate” and that you assume no responsibility for the accuracy of the information. We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Accordingly, please refile and remove these disclaimers.

In response to your comment, the Filing Persons have revised the disclosure on page 2 of the Revised Soliciting Materials.

About First Manhattan Co., page 4

15.	We note that in the third bullet point you state that another “company’s stock doubled within four months after the New Directors were seated.” Please revise to acknowledge that other factors also contributed to the increase in stock price and that such success is not indicative of future results.

In response to your comment, the Filing Persons have revised the foregoing statement to acknowledge that other factors also contributed to the increase in stock price. The Filing Persons respectfully note that the third bullet point in the Soliciting Materials included the following statement: "there can be no assurance of a similar result at Vivus." Therefore, the Filing Persons do not believe that additional disclosure regarding future results is required. Please see page 4 of the Revised Soliciting Materials.

Vivus Nominating and Governance Committee Charter, page 11

16.	Please revise to clarify the subheading “Public CFO."

In response to your comment, the Filing Persons have revised the foregoing heading to clarify that "Public CFO" means "CFO of a public company." Please see page 11 of the Revised Soliciting Materials.

Peggy Kim May 24, 2013 Page 9

Orexigen Board: A Case Study…, page 12

17.	Please revise the slide to describe the purpose of including the business experience of Orexigen’s board members when they are not your nominees.

In response to your comment, the Filing Persons submit that they included the business experience of Orexigen's board members to provide a case study in which a board consisting of directors possessing certain skills and experience prepared a pharmaceutical company similar to Vivus for a successful commercialization of its drug. The purpose of the comparison is to provide an example of a board that the Filing Persons believes would benefit the Company and its stockholders by appropriately managing the commercialization of Qsymia and to demonstrate that Vivus' current Board is not in a position to do so. The Filing Persons have revised page 12 of the Revised Soliciting Materials to describe the purpose of including the business experience of Orexigen's board members.

The Vivus Board is Overpaid, page 15

18.	We note your statement that “Vivus’ Board compensation is inconsistent with the concept of fiduciary duty to shareholders.” Please revise here and throughout to properly identify each statement that is an expression of an opinion.

In response to your comment, the Filing Persons have revised the foregoing disclosure to indicate that it is a statement of opinion. Please see page 15 of the Revised Soliciting Materials. The Filing Persons have also revised certain statements in the Revised Soliciting Materials to indicate that such statements are expressions of opinion. Please see pages 4, 6 and 34 of the Revised Soliciting Materials.

Excessive Management Representation, page 17

19.	We note your statement that management voting control was three times the median of Vivus’ self-selected peer group. Please revise to identify the members of the peer group to which you are referring. Please also include updated information to reflect the recent expansion of the board.

In response to your comment, the Filing Persons have revised the second bullet point on page 17 of the Revised Soliciting Materials to include the list of the members of Vivus' self-selected peer group, as well as a citation to the Company's 2012 proxy statement, filed with the Commission on April 25, 2012, which contains such list. In addition, the Filing Persons have revised the information on page 17 of the Revised Soliciting Materials to reflect the recent expansion of the Board from six to nine directors.

No Transparency to Shareholders, Even Upon Request, page 29

20.	We note the following disclosure which appears to make charges concerning improper or illegal conduct: “[d]id Vivus’ exiting board members comply with all securities laws and regulations in connection with trades in Vivus stock days prior to the negative FDA Adcom on July 15, 2010?” and “[w]e calculate that Strachan sold 94.6% of his stock.” Please revise to ensure that the statements comply with Rule 14a-9 and disclose the factual foundation for each statement or delete the statements. Refer to Note (b) to Rule 14a-9.

Peggy Kim May 24, 2013 Page 10

In response to your comment, the Filing Persons respectfully note that the foregoing statements do not charge the Company or the Board with engaging in illegal conduct, but instead were included to demonstrate the Company's lack of transparency. As the Filing Persons disclosed in the Soliciting Materials, the Company has a history of taking actions that, in the Filing Persons' view, intentionally limited stockholders' access to Company information. For instance, the Company announced the resignation of two of its directors in an 8-K filed with the Commission on a Friday after market close, thereby effectively limiting the amount of media attention such news would receive and decreasing the likelihood that such information would accurately be reflected in the Company's stock price. Furthermore, such 8-K failed to mention why Mr. Strachan did not immediately announce his decision not to stand for reelection at the Company's upcoming annual meeting until the date of Dr. Place's resignation and similar announcement, contrary to the usual procedure whereby an outgoing director simultaneously resigns and announces that he or she will not stand for reelection. The Company also recently filed with the Commission a copy of the Purchase and Sale Agreement, dated March 25, 2013, between the Company and BioPharma Secured Investments III Holdings Cayman LP, in which the maximum amount of indebtedness the Company was permitted to incur—information which, in the Filing Persons' view, is an important factor in stockholders' investment decisions—was redacted. When First Manhattan requested information related to the foregoing filings in accordance with Delaware law, the Company rejected their requests multiple times.

In response to the lack of transparency provided by the Company's foregoing actions, the Filing Persons posed the question on page 29 of the Soliciting Materials because they were unable to make an accurate determination regarding the Board's compliance with securities laws and regulations in connection with such stock transactions. In the Filing Persons' view, they had no choice but to present the facts in First Manhattan's possession to other stockholders and allow stockholders to draw their own independent conclusions. The Filing Persons respectfully note that former members of the Board did in fact execute trades in the Company's stock just days prior to the July 15, 2010 Advisory Committee meeting during which it recommended against FDA approval of Qnexa. Similarly, it is a fact that the Board had obligations pursuant to the securities laws and regulations to preempt potential transactions in the Company's securities on the basis of material non-public information about the Company. Only a question is presented, that question has a reasonable factual basis on which to pose such a question, and it is the Filing Persons' intention that the Company's stockholders form their own conclusions based on the applicable facts set forth in the Soliciting Materials by the Filing Persons. Based on the foregoing, the Filing Persons believe that the question on page 29 of the Soliciting Materials complies with Rule 14a-9 and does not require revision.

In addition, the Filing Persons have revised the fourth bullet point on page 28 of the Revised Soliciting Material to provide the basis for the statement that "Strachan sold 93.6% of his stock."

Peggy Kim May 24, 2013 Page 11

Can You Trust What Management Says, page 31

21.	We note that you refer to consensus estimates here and in the next slide. Please revise to clarify whether you are referring to revenue estimates or some other metric.

In response to your comment, the Filing Persons have revised the foregoing references to consensus estimates to clarify that such references refer to revenue estimates. Please see pages 31 and 32 of the Revised Soliciting Materials.

22.	On page 32, please revise to clarify how Vivus lacks credibility with the capital markets.

In response to your comment, the Filing Persons have deleted the foregoing statement on page 32 of the Soliciting Materials.

New Board, New Plan…, page 44

23.	Please revise to clarify that the nominees’ plans may change subject to their fiduciary duty to shareholders if elected.

In response to your comment, the Filing Persons have revised the statements on page 44 of the Revised Soliciting Materials to state that the Nominees' plans with regard to Vivus may change subject to their fiduciary duty to shareholders if elected.

Very truly yours,

/s/ David Rosewater
David Rosewater

EXHIBIT A

FDA Briefing Document for the July 15, 2010 Meeting of the Endocrinologic and Metabolic Drugs Advisory Committee for Qnexa (currently Qsymia)

A-1

FDA Briefing Document for the June 13, 2007 Meeting of the Endocrinologic and Metabolic Drugs Advisory Committee for Zimulti (currently, Acomplia)

A-2

FDA Briefing Document for the September 16, 2010 Meeting of the Endocrinologic and Metabolic Drugs Advisory Committee for Lorquess (currently, Belviq)

A-3

FDA Briefing Document for the December 7, 2010 Meeting of the Endocrinologic and Metabolic Drugs Advisory Committee for Contrave

A-4

Clinical briefing document, EMDAC
NDA 200063
Contrave® (naltrexone HCl and bupropion HCl) Extended-Release Tablets

	Treatment group	Number (%) of 5% responders	Odds ratio vs placebo (95% CI)
Wk 56	NB32	320 (66.4%)	2.9 (2.0, 4.1)
NB-303 Wk 28	Placebo	80 (17.5%)	--
	NB32	459 (55.6%)	6.6 (5.0, 8.8)
NB-304 Wk 56	Placebo	30 (18.9%)	--
	NB32	118 (44.5%)	3.4 (2.2, 5.5)

With the exception of Trial NB-302 which employed a more intensive behavioral/lifestyle modification program, the proportion of subjects who lost greater than or equal to 5 percent of baseline body weight in the active-product group was at least 35 percent, was approximately double the proportion in the placebo-treated group, and the difference between groups was statistically significant. This meets the FDA's second criteria for efficacy. Thus, per the efficacy criteria outlined in the Division's 2007 draft guidance, both doses of NB were efficacious for weight loss.

Analysis of Secondary Efficacy Endpoints

NB-treated groups had the expected weight loss-related improvements in lipids and glycemia but not in blood pressure.

Analyses of these and other endpoints were conducted at Week 56 for Trials NB-301, NB-302 and NB-304, and at Week 28 for NB-303. Secondary endpoints included the following:

- Subjects (Full Analysis Set, LOCF) who achieved ≥10% decrease from baseline in body weight.
  - A statistically significant greater proportion of NB subjects achieved ≥10% weight loss compared with placebo

	NB-301			NB-302		NB-303		NB-304	
Duration	56 weeks			56 weeks		28 weeks		56 weeks	
	Placebo	NB16	NB32	Placebo	NB32	Placebo	NB32	Placebo	NB32
N	511	471	471	193	482	456	825	159	265
≥ 10% Weight Loss	7.4%	20.2%*	24.6%*	20.2%	41.5%*	7.0%	27.3%*	5.7%	18.5%*

* p<0.001 vs. placebo

- Waist circumference change from baseline to endpoint.
  - The decrease in waist circumference seen with NB (16 and 32) was greater than placebo in all 4 trials and statistically significant in 3 of the 4 trials [range of Least Squares Mean (LS Mean) difference from placebo: 2.1 to 3.8 cm]
- Lipid parameters (HDL, LDL, triglycerides) change from baseline to endpoint.

A-5

Orexigen Therapeutics, Inc. Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2013

A-6

Vivus, Inc. Preliminary Proxy Statement on Schedule 14A, filed with the SEC on May 13, 2013

A-7

Company Annual Report on Form 10-K for the fiscal year ending December 31, 2012, filed with the SEC on February 26, 2013

A-8

Company Annual Report on Form 10-K for the fiscal year ending December 31, 2010, filed with the SEC on March 1, 2011

A-9

Company Annual Report on Form 10-K for the fiscal year ending December 31, 2009, filed with the SEC on March 10, 2010

A-10

Company Annual Report on Form 10-K for the fiscal year ending December 31, 2012, filed with the SEC on February 26, 2013

A-11

A-12